Executone Information Systems, Inc. S-3 (Unistar)


          As filed with the Securities and Exchange Commission on June 28, 1996

                           Registration No.33-
          ======================================================
                  SECURITIES AND EXCHANGE COMMISSION
                         ______________________

                              FORM S-3
                       REGISTRATION STATEMENT
                               UNDER
                     THE SECURITIES ACT OF 1933
                       ______________________

                 EXECUTONE INFORMATION SYSTEMS, INC.
        (Exact name of registrant as specified in its charter)


                            VIRGINIA

                  (State or other jurisdiction of
                  incorporation or organization)

                            86-0449210
               (I.R.S. Employer Identification No.)

                      478 Wheelers Farms Road
                    Milford, Connecticut 06460
                        (203) 876-7600

           (Address, including zip code, and telephone number,
             including area code, of Registrant's principal
                        executive offices)
                  _____________________________

                    BARBARA C. ANDERSON, ESQ.
                 Vice President, General Counsel
                         and Secretary
                EXECUTONE INFORMATION SYSTEMS, INC.
                     478 Wheelers Farms Road
                   Milford, Connecticut 06460
                        (203) 876-7600

          (Name, address, including zip code, and telephone number, including area code, of agent for service)


                  _____________________________

          Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

               If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

               If any of the securities being registered on
          this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the
          following box.    X

                If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

               If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.


               If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.



                CALCULATION OF REGISTRATION FEE (1)
          ======================================================
          Title of                Amount to be     Proposed maximum
          each class of           registered       offering price
          securities to                            per unit (1)
          be registered
          ------------------------------------------------------
          Common Stock,
          $.01 par value
          per share.           17,788,558 Shares   $ 2.94

          ======================================================
          Proposed maximum                         Amount of
          aggregate offering                       registration
          price (1)                                fee
          ------------------------------------------------------
          Common Stock,
          $.01 par value
          per share.              $ 52,298,360     $ 18,034
          ======================================================

          (1) Estimated solely for the purpose of computing the registration fee. Calculated pursuant to Rule 457(c) on the basis of $2.94 per share, which was the average of the high and low sale prices of the Registrant's Common Stock on June 26, 1996, as reported on the NASDAQ National Market System.


               The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

          Preliminary Prospectus dated June 28, 1996

                   EXECUTONE INFORMATION SYSTEMS, INC.

                   17,788,558 SHARES OF COMMON STOCK

               This Prospectus relates to 17,788,558 shares of Common Stock, par value $.01 per share (the "Common Stock"), of EXECUTONE Information Systems, Inc., a Virginia corporation (the "Company") (such shares being referred to collectively herein as the "Securities"). All of the Securities being offered hereby are to be offered and sold from time to time for the account of certain shareholders of the Company, or by their respective donees, transferees or successors in interest (such persons being collectively referred to herein as the "Selling Shareholders").
          The Company will not receive any of the proceeds from the sale of the Securities. See "Selling Shareholders" for a discussion of the circumstances pursuant to which the Selling Shareholders have acquired the Securities offered hereby, and "Plan of Distribution" for a discussion of the plan of distribution.

               Shares of the Company's Common Stock are traded in the over-the-counter market on the Nasdaq National Market under the symbol XTON. The last sales price of the Common Stock on June 26, 1996, as reported on the Nasdaq, was $ 2.94 per share.
                           _________________________

               THE PURCHASE OF THESE SECURITIES INVOLVES CERTAIN
          RISK FACTORS.  SEE "RISK FACTORS"; PAGE 6.

               THESE SECURITIES HAVE NOT BEEN APPROVED OR
          DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           _________________________

               INFORMATION CONTAINED HEREIN IS SUBJECT TO
          COMPLETION OR AMENDMENT.  A REGISTRATION STATEMENT
          RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
          MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR
          TO THE TIME THAT THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR
          TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES
          LAWS OF ANY  SUCH STATE.


          The date of this Prospectus is June 28, 1996

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports and definitive proxy or information statements filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 75 Park Place, New York, New York 10007. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

         The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information as to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits relating thereto.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission (File No. 0-11551) are incorporated herein by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31,1996; and (iii) the definitive proxy material of the Company for the Annual Meeting of Shareholders to be held July 30, 1996, as filed with the Commission on June 10, 1996.

         All documents filed by the Company with the Commission pursuant to Section 13(a) and 13(c) of the Exchange Act and any definitive proxy statement so filed pursuant to Section 14 of the Exchange Act and any reports filed pursuant to Section 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or supersede part of this Prospectus.

         The Company will furnish, without charge, upon written or oral request, to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, copies of any or all documents incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests should be directed to Barbara C. Anderson, Vice President, General
    Counsel and Secretary, EXECUTONE Information Systems, Inc., 478
    Wheelers Farms Road, Milford, Connecticut 06460 (telephone (203) 876-7600).


                              THE COMPANY

         EXECUTONE designs, manufactures, sells, installs, services and supports communications systems and services for business locations with up to 400 desktops, and is a leading supplier of specialized hospital communications equipment. Products are sold primarily under the EXECUTONE , INFOSTAR , IDS , LIFESAVER , and INFOSTAR/ILS brand names through a worldwide network of direct sales and service employees and independent distributors.

         EXECUTONE is a vertically integrated voice processing and
    healthcare communications company. The Company controls the major elements of its business, ranging from product design, manufacturing and
    marketing to distribution.    The Company is organized into three product
    divisions focusing on different products and market segments: computer telephony, healthcare communication systems, and call center management.

         Revenues are derived from product sales to distributors, direct sales of healthcare and call center products, and direct sales to national accounts and federal government customers, as well as installations, additions, changes, upgrades or relocation of previously installed systems, maintenance contracts, and service charges to the existing base of healthcare, call center, national account and federal government customers.

         The objective of the computer telephony division, in addition to sales of traditional telephone systems, is to offer value-added products and services. The Company's integrated digital telephone systems emphasize flexible software applications, such as automated attendant, data switching, and computer telephone interface, designed to enhance the customer's ability to communicate, obtain and manage information. The Company's telephone systems provide the platform for its other voice processing software applications.

         The healthcare communications systems division provides to its healthcare facility customers integration of the flow of voice and data between nurse and patient, increased flexibility and efficiency in hospital operations, and the means to improve patient care. EXECUTONE has been a recognized name in this market for many years with its LIFESAVER and CARE/COM II-E nurse call systems. The Company is also creating applications software specific to hospital and nursing homes to help resolve many labor intensive tasks.

         The healthcare communications division also markets the INFOSTAR/ILS locator system, released in early 1994. The
    INFOSTAR/ILS system can improve productivity, save time and expense for users and eliminate overhead paging by instantly locating staff and equipment in a facility. Each person or piece of equipment wears an individually coded badge that transmits infrared signals to sensors placed throughout the facility, which forward the location information to a central processing unit. The location data can be accessed on local display stations. The ILS system can be integrated with the Company's telephone systems and the LIFESAVER nurse call system to provide additional productivity improvements for hospital environments. The ILS system is also marketed through the computer telephony division for office environments.

         The call center management division develops and sells
    sophisticated telephony products that integrate a computerized digital telephone system platform with high-volume inbound, outbound and internal call processing systems. Such systems include automatic call distribution systems, predictive dialing systems, scripting software to assist agents handling calls, and interactive voice response systems. Predictive dialing systems enable the Company's call center customers to efficiently and cost-effectively place a large number of outgoing calls using the minimum
    number of live agents.   Scripting software assists agents in conducting
    calls and obtaining and recording desired information. Certain of these systems also provide data interface with host or mainframe computers. These systems are sold to call center customers that have a need for systems to efficiently and cost-effectively receive or place their customer or prospect calls, distribute those calls to available live operators, obtain information from callers, record and distribute messages from callers, and produce management reports on call activity.

         The principal office of the Company is located at 478 Wheelers Farms Road, Milford, Connecticut 06460, and the Company's telephone number is (203) 876-7600.

                           RECENT DEVELOPMENTS

         On May 31, 1996, the Company sold its direct sales and service organization, including its network services division, to Clarity Telecom Holdings, Inc., a new acquisition company led by Bain Capital, Inc. (the "Buyer"). The purchase price was $61.5 million in cash, a $5.9 million junior subordinated note due July 1, 2004, with interest at 7.5% per year, and warrants to purchase 8% of the equity issued as of the closing in the new company. The Company and the Buyer also entered into a five-year exclusive distributor agreement pursuant to which the Buyer will sell and service EXECUTONE and INFOSTAR telephone products to business and commercial locations that require up to 400 telephones.

         The sale includes the Company's National Service Center. The sale does not include any of the healthcare communications division, the call center management division, the videoconferencing division, the National Accounts or Federal Systems marketing groups or the recently acquired Unistar business. The sale also does not include the Pittsburgh direct sales and service office, which the Company separately sold to one of its existing independent distributors for approximately $1.3 million in cash and notes in May 1996.

         On April 10, 1996, the Company announced that it had given notice of its intention to terminate its distribution agreement with GPT Video Systems due to failures by GPT to deliver properly functioning videoconferencing products on a timely basis. In June 1996, the Company completed the sale of its videoconferencing division to BT Visual Images LLC. In April 1996, the Company also sold its inmate calling business. None of the Pittsburgh direct office, the videoconferencing division or the inmate calling business constituted a material portion of the Company's assets, revenues or income.

         On December 19, 1995, the Company acquired 100% of the common stock of Unistar Gaming Corp., a Delaware corporation ("Unistar"). Unistar, through its subsidiary Unistar Entertainment, Inc., has an exclusive five-year contract to design, develop, finance, and manage the National Indian Lottery ("NIL"). The NIL will be a national lottery authorized by federal law and by a compact between the State of Idaho and the Coeur d'Alene Indian Tribe of Idaho ("Coeur d'Alene Tribe"). In return for providing these management services to the NIL, Unistar will be paid a fee equal to 30% of the profits of the NIL.

         The Registrant acquired 100% of Unistar for 3.7 million shares of Common Stock, 250,000 shares of Cumulative Convertible Preferred Stock, Series A ("Series A Preferred Stock") and 100,000 shares of Cumulative Contingently Convertible Preferred Stock, Series B ("Series B Preferred Stock"). See "Description of Capital Stock".

         The telephone operations of the NIL cannot begin until the resolution of a pending legal proceeding. Certain states have attempted to block the NIL by filing letters under 18 U.S.C. Section 1084 preventing long-
    distance carriers from providing telephone service to the NIL based on
    allegations that the NIL is not legal.   In September 1995, the Coeur
    d'Alene Tribe initiated legal action in the Coeur d'Alene Tribal Court to obtain a ruling allowing the telephone lottery to proceed. On February 28, 1996, the Tribal Court held that the lottery is authorized by the Indian Gaming Regulatory Act ("IGRA") passed in 1988 and that the states lack authority to issue the Section 1084 notifications letters to any carrier. Although this ruling is being appealed to the Tribal appellate court and will probably be appealed to the U.S. Federal courts, the Company believes the Coeur d'Alene Tribe's position will be upheld on appeal.

         In July 1995, the Company reorganized its then existing other businesses into five divisions: Computer Telephony, Healthcare
    Communication Systems, Call Center Management ("CCM"),
    Videoconferencing Products, and Network Services.  The videoconferencing and network services divisions were subsequently sold as described above. The business of Executone, Inc. that was acquired in 1988 was a telephone equipment business that focused its direct selling efforts on office sites with fewer than 20 phones. The average system size in the customer base at that time was in the 8-10 phone range. It was originally believed in 1988 that the MAC and service business generated by the customer base would be increasingly profitable as the base of customers grew. Since 1988, the Company has expanded its product line to the high-end user, with larger customers and more sophisticated products to serve customers' total communications needs. The strategy the Company is now pursuing is to focus on software solutions versus the hardware orientation of the business
    purchased in the 1988 acquisition.   With the IDS product, a digital
    platform for various communications functions which was developed after the acquisition, the Company's product lines now provide sophisticated software applications, including integrated voice mail, call center applications (ACD,IVR's and predictive dialers), infrared locator systems, nurse call systems and computer telephony interfaces that drive its telephony products.

         The change in the nature and complexity of its product lines has changed the way the Company has to market its products. Unlike many companies in its industry that focus on one particular product to one market, the Company provides multiple products and applications to its particular market niche. This requires the Company to have expertise in each particular market segment in which it competes because the Company's competitors are primarily one-product companies or divisions who are experts in their particular market niche. The divisionalization consolidated the sales, marketing and product development functions under a divisional management structure for each division, headed by a division president. The sales force was restructured such that each sales person is assigned to a specific division and will sell only within that division's market segment. The specialization of the sales force included the addition of sales representatives with the necessary product and market expertise, as well as substantial retraining for the remaining sales representatives.

                             RISK FACTORS

         Investment in the Company involves various risks. In addition to general investment risks, investors may wish to consider the following factors before purchasing the Securities. Additional information with respect to the matters discussed below, and with respect to the Company's business and industry in general, is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which is incorporated herein by reference.

          Competition

         The telephony markets are intensely competitive. The Company believes that its principal competitors in the under 400-desktop telephony/voice processing market are Lucent Technologies (the former equipment business of American Telephone and Telegraph Co.) and Nortel (formerly known as Northern Telecom). While the Company believes that Lucent and Nortel are dominant in this market, there is insufficient data to make a meaningful estimate of the Company's competitive position relative to other competitors. Competition will become even more intense with the passage of the telecommunications deregulation legislation in February
    1996, and with the anticipated entry into telephony of computer companies, many of whom have significantly greater financial and development resources than the Company. Because of this intense competition, the Company may not be able to reflect fully in product prices any increased operating costs, if such increases should occur.

          Reliance on Foreign Suppliers

         The Company imports certain of its products and components from manufacturers located in Hong Kong, China, Thailand and the Dominican Republic. While the Company believes that utilizing foreign suppliers generally maximizes efficiency because of the expertise of such manufacturers and suppliers and the relative cost savings over pricing offered by domestic suppliers, there are certain risks attendant to utilizing such foreign suppliers. Foreign countries may be prone to political and labor unrest.

         In addition, it is possible that the U.S. Government could impose limitations on imports from certain countries in addition to those currently in place, including importations from countries in which the Company's foreign suppliers are located. If any such limitations cause a reduction in shipments to the Company, or if regulations are imposed that increase materially the cost of the Company's foreign-made products or components, the Company could be affected adversely unless and until satisfactory alternatives are in place.

          Dividends

         It is the present policy of the Company's Board of Directors to retain earnings for use in the Company's business. The Company does not anticipate paying any cash dividends in the foreseeable future.

                        SELLING SHAREHOLDERS

         The Securities being offered hereby by the Selling Shareholders (i) were acquired by the Selling Shareholders in the Company's acquisition of Unistar in December 1995, or (ii) are issuable upon exercise of options or contingently issuable on conversion or redemption of Preferred Stock of the Company issued in connection with the acquisition of Unistar, or (iii) are issuable upon exercise of warrants issued to Mr. Stanley Blau, an officer and director of the Company, in 1987, in connection with his employment by Vodavi Technology Corporation, a predecessor of the Company.

         Certain of the Selling Shareholders acquired an aggregate of 3,700,000 shares of the Securities on December 19, 1995, in exchange for their shares of Unistar, and can acquire an additional 425,000 shares of the Securities upon exercise of options granted by the Company in connection with the Unistar acquisition, up to an additional 4,925,000 shares of the Securities on conversion or redemption of the Cumulative Convertible Preferred Stock, Series A (the "Series A Stock")and up to 8,375,000 million shares upon conversion or redemption of the Cumulative Contingently Convertible Preferred Stock, Series B (the "Series B Stock"). Mr. Blau can acquire up to 300,000 shares upon exercise of his stock option.

         Shareholder approval is required before any of the Series B Stock can be converted or redeemed because the total number of shares of Common Stock potentially issuable upon redemption or conversion of all the Preferred Stock (13,300,000), plus the Securities issued in the acquisition (3,700,000), or 17,000,000 shares of Common Stock, exceeded 20% of the outstanding shares of Common Stock prior to the acquisition. Under the rules of the National Association of Securities Dealers (NASD) market on which the Company's shares are traded, issuance or potential issuance of this amount of shares requires shareholder approval. The Company is therefore submitting the convertibility feature of the Series B Stock to its shareholders for approval at the 1996 Annual Meeting. No additional authorization of shareholders is required for issuance of Common Stock or Preferred Stock or the issuance of Common Stock upon redemption or conversion of Series A Stock.

         The Preferred Stock will only become convertible and redeemable for up to 13,300,000 shares of Common Stock under the circumstances described below under "Description of Common Stock."

         The following table sets forth for each of the Selling Shareholders, as applicable, (i) the number of shares of Common Stock, including the Securities, beneficially owned prior to this offering (as of May 31, 1996), including for the purposes of the table the maximum number of Securities potentially issuable upon exercise of outstanding options and conversion or redemption of outstanding Preferred Stock, (ii) the amounts of the Securities offered hereby, also including all such potentially issuable Securities, and (iii) the amounts of Common Stock to be owned upon completion of the offering.


                         Total            Total             Number of
                         Number of        Number of         Shares to
                         Shares           Securities        be Owned
                         Owned            to                upon
                         Prior to         be Offered        Completion
                         Offering(1)      Hereby            of Offering(1)

     Louis K. Adler      170,118 (5)        21,258 (2)          2,500 (5)
                                            69,915 (3)
                                            76,445 (4)

     Richard Bartlett    260,444            56,688 (2)           - 0 -
                                           203,756 (4)

     Robert A. Berman      6,356             6,356 (3)           - 0 -

     Stanley M. Blau     753,846            300,000 (6)        453,846

     Cooper Life
     Sciences, Inc.    5,359,724          1,166,520 (2)          - 0 -
                                          4,193,204 (4)

     Glenn Goord          29,000             25,000 (3)          4,000

     Robert Korngold      23,750             23,750 (3)          - 0 -

     Momar Corporation    95,339             95,339 (3)          - 0 -

     Donald Press         12,712             12,712 (3)          - 0 -

     Resource Holdings
         Associates      122,189             12,755 (2)          - 0 -
                                             63,559 (3)
                                             45,875 (4)

     Estate of Mel
         Schnell          95,339             95,339 (3)          - 0 -

     Lawrence Schaen       1,250              1,250 (3)          - 0 -

     Clark Schubach       12,712             12,712 (3)          - 0 -

     Jerry M. Seslowe    310,457             56,689 (2)        37,300
                                             12,712 (3)
                                            203,756 (4)

     John C. Shaw        260,444             56,688 (2)          - 0 -
                                            203,756 (4)

     James W. Spencer  1,810,503            394,053 (2)          - 0 -
                                          1,416,450 (4)

     Robert F. Starzel     6,356              6,356 (3)          - 0 -

     10-26 South William Street
          Associates     195,343             42,516 (2)          - 0 -
                                            152,827 (4)

     Watermark Investments
          Limited      8,696,763          1,892,833 (2)          - 0 -
                                          6,803,930 (4)
                      ----------         ----------           -------
     Total            18,286,204         17,788,558           497,646

_______________
  (1) Total Shares owed prior to the offering includes all shares issued and issuable upon exercise of options or warrants and coversion or redemption of Preferred Stock. Based upon 51,906,168 shares of Common Stock outstanding as of May 31, 1996, plus the shares to be acquired by the Selling Shareholder, the percentage of the outstanding shares to be owned by each Selling Shareholder upon completion of the offering is less than 1%.
  (2) Shares were acquired in the acquisition of Unistar in exchange for Unistar common stock owned by the Selling Shareholders.
  (3) Shares are issuable upon exercise of stock options granted in connection with the Company's acquisition of Unistar, primarily in substitution for options to purchase Unistar common stock.
  (4) Up to this number of maximum shares are contingently issuable upon conversion or redemption of Series A Stock and, if conversion and redemption is approved by the Company's shareholders, the Series B stock.
  (5) Includes 900 shares owned by Mr. Adler's spouse, of which he disclaims beneficial ownership.
  (6) Shares are issuable upon exercise of a warrant issued to Mr. Blau in 1987 by Vodavi Technology Corporation, a predecessor of the Company.

  None of the Selling Shareholders are employees or otherwise have a relationship with the Company except Mr. Stanley M. Blau, who has been a director of the Company since 1983, Mr. Jerry M. Seslowe, who has been a director of the Company since February 1, 1996, and Mr. James Spencer, who is the former President and an employee of Unistar Entertainment, Inc., a subsidiary of Unistar.


                         PLAN OF DISTRIBUTION


  The Company has been advised by the Selling Shareholders that all or a portion of the Securities may be disposed of hereunder from time to time in one or a combination of the following transactions: (a) to or through brokers, acting as principal or agent, who may themselves dispose of the Securities in transactions (which may involve block transactions) in the over-the-counter market or otherwise, at market prices prevailing at the time of sale or at prices related to such prevailing market prices; or (b) directly by gift or directly or through brokers or agents in privately negotiated transactions at negotiated prices. Any commissions or discounts paid or allowed to brokers, dealers or agents may be changed from time to time. The Selling Shareholders and any brokers, dealers or agents who participate in a sale of the Securities may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and the commissions paid or discounts allowed to any of such brokers, dealers or agents, in addition to any profits received on resale of the Securities, if any of such brokers, dealers or agents should purchase any Securities as a principal, may be deemed to be underwriting discounts or commissions under the Securities Act. In the event of a transaction hereunder in which a broker or dealer acts as principal, this Prospectus will be supplemented to provide material facts with respect to such transaction. Securities offered hereby also may be sold in transactions under Rule 144 promulgated by the Commission under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

  The following is a brief description of the material terms of the Company's capital stock. This description does not purport to be complete and is subject in all respects to applicable Virginia law and to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which are filed as exhibits to the Registration Statement and are incorporated by reference herein. See "Available Information"; above.

          General

  The Company's authorized equity capitalization consists of 80 million shares of Common Stock, par value $.01 per share, and one million shares of preferred stock, par value $.01 per share. Neither the holders of the Common Stock nor of any preferred stock, now or hereafter authorized, will be entitled to any preemptive or other subscription rights.

          Common Stock

  At May 31, 1996, there were 51,906,168 outstanding shares of Common Stock held by approximately 2,100 holders of record.

  Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Dividends on any outstanding shares of preferred stock must be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

 Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of series of preferred stock that may be outstanding from time to time. See "Preferred Stock". The Company's Articles of Incorporation and Bylaws contain no restrictions on the repurchase or redemption of the Common Stock, although certain of the Company's loan agreements prohibit such repurchases or redemptions. All the outstanding shares of Common Stock are fully paid, legally issued and nonassessable. The transfer agent for the Common Stock is American Stock Transfer Company.

          Preferred Stock

 The Registrant has two series of Preferred Stock currently issued and outstanding: (1) the Cumulative Convertible Preferred Stock, Series A
 ("Series A Preferred Stock"), of which 250,000 shares are issued and outstanding and (2) the Cumulative Contingently Convertible Preferred Stock, Series B ("Series B Preferred Stock"), of which 100,000 shares are issued and outstanding.

 Each share of the Series A Preferred Stock has voting rights equal to one share of Common Stock. The Series A Preferred Stock will earn dividends equal to 18.5% of the consolidated Retained Earnings of the Company's subsidiaries, Unistar Gaming Corporation and Unistar Entertainment, Inc. (collectively, "Unistar"), since the date of issuance of the Series A Preferred Stock, as of the end of a fiscal period, less any dividends paid to the holders of the Series A Preferred Stock prior to such date. All dividends on Series A Preferred Stock are payable only (i) when and as declared by the Board of Directors, (ii) upon conversion or redemption of the Series A Preferred Stock or (iii) upon liquidation, and only if at the time of a proposed payment (A) there are no outstanding loans from the Company to Unistar for start-up costs,
 (B) the cumulative retained earnings of Unistar is positive, and (C) the net income of Unistar in the preceding fiscal year exceeded $1,000,000.

 The Series A Preferred Stock is convertible during the Conversion Period for up to a maximum of 4,925,000 shares of Common Stock if Unistar meets certain revenue and profit parameters. The Conversion Period is defined as the period commencing on the date of issuance and ending on the later of (I) four years after the first lottery ticket for the NIL is sold, and (ii) five years after the date of issuance of the Series A Preferred Stock. Each share of the Series A Preferred Stock is convertible, provided Unistar had net income for the immediately preceding fiscal year of at least $1,000,000, into the product of the excess of such net income over $1,000,000, multiplied by .46, divided by 250,000, up to a maximum number of shares of Common Stock per share of Preferred Stock of 19.7. The Series A Preferred Stock is also convertible during the Conversion Period for the maximum of 4,925,000 shares of Common Stock (or 19.7 shares of Common Stock per share of Preferred Stock), at any time that the sum of 100% of the cumulative net revenues of Unistar plus 25% of the cumulative other lottery revenues of the Company exceeds $50 million. The Series A Preferred Stock is also convertible during the Conversion Period for the maximum number of shares of Common Stock if a controlling interest in Unistar is sold or assigned to a third party not a wholly owned subsidiary of the Company. The Series A Preferred Stock is redeemable for a total of 4,925,000 shares of Common Stock at the Company's option.

 Each share of the Series B Preferred Stock has voting rights equal to one share of Common Stock. The Series B Preferred Stock will earn dividends equal to 31.5% of the consolidated Retained Earnings of Unistar since the date of issuance of the Series B Preferred Stock, as of the end of any fiscal period, less any dividends paid to the holders of the Series B Preferred Stock prior to such date. All dividends on Series B Preferred Stock are payable only (I) when and as declared by the Board of Directors, (ii) upon conversion or redemption of the Series B Preferred Stock or (iii) upon liquidation, and only if at the time of a proposed payment (A) there are no outstanding loans from the Company to Unistar for start-up costs, (B) the cumulative retained earnings of Unistar is positive, and (C) the net income of Unistar in the preceding fiscal year exceeded $1,000,000.

 The Series B Preferred Stock is convertible, during the same Conversion Period as applies to the Series A Preferred Stock, for up to a maximum of 8,375,000 shares of Common Stock if Unistar meets certain revenue and profit parameters. Each share of the Series B Preferred Stock is convertible, provided Unistar had net income for the immediately preceding fiscal year of at least $1,000,000, into the product of the excess of such net income over $1,000,000, multiplied by .79, divided by 100,000, up to a maximum number of shares of Common Stock per share of Preferred Stock of 83.75. The Series B Preferred Stock is also convertible during the Conversion Period for the maximum of 8,375,000 shares of Common Stock (or 83.75 shares of Common Stock per share of Preferred Stock), at any time that the sum of 100% of the cumulative net revenues of Unistar plus 25% of the cumulative other lottery revenues of the Company exceeds $50 million. The Series B Preferred Stock is also convertible during the Conversion Period for the maximum number of 8,375,000 shares of Common Stock, if a controlling interest in Unistar is sold or assigned to a third party who is not a wholly owned subsidiary of the Company. The Series B Preferred Stock is redeemable for a total of 8,375,000 shares of Common Stock at the Company's option.

 Shareholder approval is required before any of the Series B Preferred Stock can be converted or redeemed. The Company has submitted the convertibility and redemption terms of the Series B Preferred Stock to its shareholders for approval at the 1996 Annual Meeting of Shareholders to be held July 30, 1996.

 Both the Series A Preferred Stock and the Series B Preferred Stock are entitled to a preference on any voluntary or involuntary dissolution, liquidation or winding up, equal to the fair market value of the stock on the date of its issuance, as determined by an investment banking firm engaged by the Company, plus any accrued and unpaid dividends. The aggregate fair market value of all the issued Preferred Stock at the time of its issuance was determined to be approximately $7.3 million.

 The Board of Directors is authorized to designate with respect to each series of preferred stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, whether or not dividends shall be cumulative, and if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for or the rights to purchase, shares of any other class or series, and the voting rights, if any. Any preferred shares issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue preferred stock while providing flexibility in connection with possible acquisitions and other corporate purposes, could among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of the Company.

          Virginia Stock Corporation Act

  The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions". These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include, among other things, mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, and any reclassification,including reverse stock split, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

  For three years following the time that an Interested Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors". A Disinterested Director means, with respect to a particular Interested Shareholder, a member of the corporation's Board of Directors who was (1) a member on the date on which an Interested Shareholder became an Interested Shareholder and (2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. After the expiration of the three-year period, the statute requires approval of the Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

  The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

  None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Virginia corporation's Disinterested Directors.

  These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not opted-out of the Affiliated Transactions provisions.

  Virginia law also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (one-fifth, one-third or a majority of the outstanding voting shares, respectively) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request.

                  LEGAL OPINION

   The legality of the Securities being offered hereby will be passed upon for the Company by Hunton & Williams, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, Virginia 23219. Thurston R. Moore, a member of Hunton & Williams, is a director of the Company. At May 31, 1996, Mr. Moore beneficially owned 108,635 shares of the Common Stock of the Company.

                     EXPERTS

   The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such reports.

   No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction and to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information herein is correct as of any time subsequent to its date.

                             PART II

                 INFORMATION NOT REQUIRED IN PROSPECTUS


     Item 14.  Other Expenses of Issuance and Distribution.

     Securities and Exchange Commission registration fee . . . .$   18,500
     State securities laws qualification and registration fees .$    2,000
     Printing fees. . . . . . . . . . . . . . . . . . . . . . . $    1,000
     Legal fees . . . . . . . . . . . . . . . . . . . . . . . . $    2,000
     Accounting fees. . . . . . . . . . . . . . . . . . . . . . $    1,000
     Miscellaneous expenses. . . . . . . . . . . . . . . . . . .$      500

                                                                ----------
                    Total                                       $   25,000

  All of the above items except the registration fee are estimated. State securities laws qualification and registration fees and expenses, selling commissions, and fees and expenses of counsel to the Selling Shareholders shall be borne by the Selling Shareholders. Selling commissions and expenses of sellers' counsel will vary depending on the individual, the method of sale and the amount sold and cannot be estimated. All other expenses shall be borne by the Company.

  Item 15.  Indemnification of Directors and Officers.

       Article 10 of the Virginia Stock Corporation Act and the Company's Articles of Incorporation provide for indemnification of officers and directors of the Company under certain circumstances. No director or officer of the Company shall be liable to the Company or its shareholders for monetary damages in respect of proceedings brought by or on behalf of the Company or its shareholders, unless such person engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. The Company shall indemnify any person who is or was a party to a proceeding as a result of serving as a director or officer of the Company against any liability incurred in connection with such proceeding unless the person engaged in willful misconduct or a knowing violation of criminal law.

     Insurance carried by the Company provides (within limits and subject to certain exclusions) for reimbursement of amounts which (a) the Company may be required or permitted to pay as indemnities to the Company's directors or officers for claims made against them, and (b) individual directors, officers and certain employees of the Company may become legally obligated to pay as the result of acts committed by them while acting in their corporate or fiduciary capacities.

  Item 16.  Exhibits.

       4.1 Articles of Incorporation, as amended, consisting of Certificate of Merger, including Articles of Incorporation, incorporated by reference to the registrant's Current Report on Form 8-K filed on January 3, 1996, and the registrant's Annual Report of Form 10-K for the year ended December 31, 1995.

       4.2 Bylaws, as amended, incorporated by reference to Exhibit 4.2 to the registrant's Registration Statement on Form S-3 (File No. 33-62257) filed on August 30, 1995.

       5         Opinion of Hunton & Williams, counsel to the Company. *

      23.1 Consent of Arthur Andersen LLP*

      23.2 Consent of Hunton & Williams (included in Exhibit 5.1hereto).*

      25        Powers of Attorney. *

    * Filed herewith

          Item 17.  Undertakings.

     (a) The Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the Registrant of expenses incurred or by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

                              SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milford, State of Connecticut, as of the 28th day of June, 1996.

                                    Executone Information Systems, Inc.

                                    By: /s/ Alan Kessman
                                    Alan Kessman
                                    Chairman of the Board, President and
                                    Chief Executive Officer


                            POWERS OF ATTORNEY

  Each person whose signature appears below hereby constitutes and appoints
 Alan Kessman, Michael W. Yacenda and Barbara C. Anderson, or any one or more of them, his true and lawful attorney-in-fact, for him and in his name, place and stead, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to cause the same to be filed with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite or desirable to be done in and about the premises as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact may do or cause to be done by virtue of these presents.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of the 28th day of June, 1996.



      /s/ Alan Kessman
      Alan Kessman                             Richard S. Rosenbloom
      Chairman of the Board,                   Director
      President and Chief Executive Officer
      (Principal Executive Officer)


      /s/ A.R. Guarascio                        /s/ Thurston R. Moore
      Anthony R. Guarascio                      Thurston R. Moore
      Vice-President, Finance and               Director
      Chief Financial Officer
      (Principal Financial and Accounting Officer)


      /s/ Stanley M. Blau
      Stanley M. Blau                            William R. Smart
      Vice-Chairman of the Board                 Director

      /s/ Jerry M. Seslowe
      Jerry M. Seslowe
      Director

                            EXHIBIT INDEX

          Exhibit
          Number

          5              Opinion of Hunton & Williams, counsel to the Company.
          23.1           Consent of Arthur Andersen LLP
          23.2           Consent of Hunton & Williams
          25             Powers of Attorney.


          Exhibit 5


                          HUNTON & WILLIAMS
                     RIVERFRONT PLAZA, EAST TOWER
                         951 EAST BYRD STREET
                         RICHMOND, VA  23219
                       TELEPHONE (804) 788-8200
                       FACSIMILE (804) 788-8218
                            JUNE 28, 1996



    The Board of Directors
    EXECUTONE Information Systems, Inc.
    478 Wheelers Farms Road
    Milford, Connecticut 06460

                         EXECUTONE Information Systems, Inc.
                         Registration Statement on Form S-3

    Ladies and Gentlemen:

    We have acted as counsel to EXECUTONE Information Systems, Inc., a Virginia corporation (the "Company"), in connection with the preparation and filing of a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Registration Statement"), with respect to 17,788,558 shares of the Company's Common Stock, $.01 par value per share (the "Shares"), which are proposed to be offered and sold from time to time on a secondary basis by certain selling shareholders as described in the Registration Statement.

    In rendering this opinion, we have relied upon, among other things, our examination of such records of the Company and certificates of its officers and ofpublic officials as we have deemed necessary.

    Based upon the foregoing and the further qualifications stated below, we are of the opinion that:

                   1. The Company is duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Virginia.

                   2. The Shares have been duly authorized and, when issued and sold as described in the Registration Statement, will be legally issued, fully paid and non-assessable.

    We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the statement made in reference to this firm under the caption "Legal Opinion" in the Registration Statement.

          Very truly yours,

          HUNTON & WILLIAMS




          Exhibit  23.1



          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

 As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated January 26, 1996, except with respect to the matter discussed in the footnote to the consolidated financial statements labeled "Note N-Subsequent Events" as to which the date is April 10, 1996, in EXECUTONE Information Systems, Inc.'s Form 10-K for the year ended December 31, 1995, and to all references to our Firm included in this registration statement.


                      ARTHUR ANDERSEN LLP
                     Stamford, Connecticut
                        June 28, 1996